Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 7
DATED DECEMBER `14, 2005
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 7 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 1 dated October 14, 2005, Supplement No. 2 dated October 28, 2005, Supplement No. 3 dated November 8, 2005, Supplement No. 4 dated November 10, 2005 Supplement No. 5 dated November 22, 2005 and Supplement No. 6 dated December 9, 2005.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies" and "Plan of Distribution" as described below.  You should read this Supplement No7 together with our prospectus and each supplement thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus. A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 1 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Our joint venture, Minto Builders (Florida), Inc., referred to as MB REIT, purchased the following properties on the date indicated below:

Description of Real Estate Assets

Friendswood Shopping Center; Friendswood, Texas

On December 8, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Friendswood Shopping Center, containing approximately 67,428 of gross leasable square feet (excluding ground lease space).  The center is located at 140 West Parkway in Friendswood, Texas.  This property will be subject to competition from five (5) retail centers within its market area and its economic performance could be affected by changes in local economic conditions.

MB REIT purchased this property, from an unaffiliated third party, A-S 30 FM 518-FM 528, L.P., for a cash purchase price of approximately $14.4 million of which approximately $1.3 million was placed in a separate escrow to fund a future earnout of 6,523 gross leasable square feet of vacant space and 6,180 gross leasable square feet of leased space that is still under construction by the tenants, respectively. A third party escrow agent retains the funds until the Seller has met their contractual obligation for these spaces. The escrow is maintained by the escrow agent for a period not to exceed thirty-six (36) months and the amount was determined by a gross rent multiplier using a base rent per square foot amount based on current local economic market rents.  The funds are released by the escrow agent once the tenant's leases have been approved by MB REIT and the tenants have moved into their space and rent has commenced. The purchase price may fluctuate up to 10% of the escrow amount due to the base rent amount stipulated in the lease as compared to the base rent multiplier used to determine the escrowed amount.  MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion, that the property is adequately covered by insurance.

One tenant, 24-Hour Fitness, leases more than ten percent (10%) of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

24 Hour Fitness	35,684	53	12.88	10/00	09/15

Real estate taxes payable in 2005 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $123,007.  The real estate taxes payable were calculated by multiplying Friendswood Crossing's assessed value by a tax rate of 1.52 for both county and city taxes.

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $10.9 million.  MB REIT calculates depreciation expense for tax purposes, using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Friendswood Shopping Center was built in 2000.  As of December 1, 2005, this property was eighty-one percent (81%) occupied, with a total of approximately 54,725 square feet (excluding ground lease space) leased to 12 tenants (including one ground lease tenant).  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Mystic Nails	943	12/05	-	13,240	14.04
Malibu Tan	2,100	02/06	-	30,450	14.50
Starlite Smoothie	1,157	08/06	1/5 yr.	17,934	19.02
Family Healthcare Centers	2,867	12/06	-	38,580	13.41
Pizza Hut	1,519	03/07	1/5 yr.	21,266	14.00
Shirley’s Donuts & Kolaches	1,209	06/07	-	16,500	13.65
One Stop Cellular	1,426	11/07	1/5 yr.	22,816	16.00
Emerald Spring Wellness Clinic	2,701	12/08	-	41,865	15.50
Hair Essence	1,519	02/09	1/2 yr.	22,785	15.00
El Rancho Mexican Restaurant	3,600	07/09	-	54,000	15.00
24 Hour Fitness	35,684	09/15	3/5 yr.	410,366	12.88
McDonald’s (Ground Lease)	N/A	08/21	4/5 yr.	54,996	N/A

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants limit the tenant’s liability for such expenses to a specified amount.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2005	1	943	13,240	1.6%	807,014	14.04
2006	3	6,124	86,964	11.0%	790,810	14.20
2007	3	4,154	60,582	8.6%	703,846	14.58
2008	1	2,701	41,865	6.5%	643,264	15.50
2009	2	5,119	76,785	12.8%	601,399	15.00
2010	0	-	-	-	579,567	-
2011	0	-	-	-	582,807	-

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)
2012	0	-	-	-	582,807	-
2013	0	-	-	-	582,807	-
2014	0	-	-	-	582,807	-

The table below sets forth certain information with respect to the occupancy rate at Friendswood Crossing expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.  Information for prior years was not available.

Year Ending	Occupancy Rate as of	Effective Annual Rental
December 31,	December 31,	Per Square Foot ($)

2004	83%	13.58
2003	75%	12.59
2002	71%	13.30
2001	65%	13.15
2000	57%	11.54

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to specified amount.

Cinemark-Webster; Webster, Texas

On December 9, 2005, MB REIT purchased a fee simple interest in an existing single-user building known as Cinemark-Webster, containing approximately 39,081 of gross leasable square feet.  The building is located at 20915 Gulf Freeway in Webster, Texas.  This property competes with five (5) other movie theaters that are located in the Houston area within a 16 mile proximity to this theater and its economic performance could be affected by changes in local economic conditions.

MB REIT purchased this property, from an unaffiliated third party, A-K 18 Cinema #2, L.P., for a cash purchase price of approximately $14.7 million.  MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

Real estate taxes payable in 2005 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $128,911.  The real estate taxes payable were calculated by multiplying Cinemark-Webster's assessed value by a tax rate of 0.0904 for county and 1.775 for city taxes, respectively.

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $11.0 million.  MB REIT calculates depreciation expense for tax purposes, using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The building was built in 2000.  One tenant, Cinemark, leases one hundred percent (100%) of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

	Approximate	% of	Current
	GLA Leased	Total	Annual	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Rent ($)	Options	Beginning	To

Cinemark	39,081	100	1,035,000	4/5 yr.	08/00	02/21

The table below sets forth certain information with respect to the occupancy rate at Cinemark-Webster expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.  Information for prior years was not available.

Year Ending	Occupancy Rate as of	Effective Annual Rental
December 31,	December 31,	Per Square Foot ($)

2004	100%	12.94
2003	100%	12.94
2002	100%	12.94
2001	100%	12.94
2000	100%	12.94

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of December 12, 2005.

		Gross	Commission and fees	Net
	Shares	proceeds ($) (1)	($) (2)	proceeds ($)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	6,644,986	66,449,860	6,977,235	59,472,625

	6,664,986	66,649,860	6,977,235	59,672,625

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.